BLUESTAR

SENIORTECH

Using Telehealth to Keep Seniors Safe, Healthy, and Connected

Up to $250,000 in convertible debt,

as a bridge to $5 million in Preferred Equity

December 2020

Version 1.04

One Page Summary from Admiral Wray to WeFunder Investors in December:

- BlueStar SeniorTech has five years of traction providing in-home technologies to keep seniors Safe, Healthy, and Connected in their homes as they age. 5000 customers, $2 million in annual recurring subscription revenue, EBITDA positive, awards won.
- The Covid crisis and recent changes in telehealth regulations have created an enormous singular opportunity for a specific senior tech in the home: telehealth through remote patient monitoring (RPM).
- BlueStar has launched a new branded service, LifeLinx™, to provide this telehealth solution. We provide it in two ways:
  - B2B: Already, BlueStar has won B2B work for two Medicare populations, representing recurring revenues of $350k and $6M annually.
  - DTC: Simultaneously, we have launched LifeLinx™ direct-to-consumer, focusing on hypertension.
  - As a result, we expect our revenues in 2021 to quadruple over 2020, with significant profitability.
- BlueStar seeks $5 million in growth capital to accelerate to 50,000 customers in 3 years, generating a potential enterprise value of $150 million. We have a number of interested investors, and expect to close this round in March or April of 2021.
- We seek $250k in investment through the Reg CF offering at WeFunder in December of 2020, as a bridge to get us to that Spring 2021 equity event. The WeFunder offering will be convertible debt, which will convert at the spring closing, at a 20% discount.
- The remainder of this presentation is our basic $5 million round presentation.

Admiral Robert Wray

Topics

1

Healthcare is moving toward Telehealth

Healthcare has left the hospital…and the office

The world is quickly adopting a telehealth model -- COVID-19 has accentuated the need and accelerated the opportunities:

- *Avoiding nursing homes is more important than ever.*
- *Telehealth rules have been rapidly relaxed.*
- *Health care insurance reimbursements are expanding into senior care at home.*
- *New technologies provide never-before-seen opportunities for in-home care.*

Telehealth was advancing before COVID-19 and is now rapidly accelerating – representing a tremendous growth opportunity.

For the physician, remote patient monitoring (RPM) represents a quantum productivity improvement.

Figure 3: Total U.S. Telemedicine Market from 2014 – 2025

$ Billions; Source: Grand View Research, April 2017



Compound Annual Growth Rate (CAGR)
Total Market 17.2%
Hardware 17.6%
Connectivity & network 17.6%
Others 16.6%
6.1
7.1
8.3
10.0
11.5
13.6
15.9
18.7
21.9
25.5
29.9
35.0
2.5
1.2
2.4
2.9
1.3
2.9
3.5
1.5
3.3
4.1
1.9
4.0
4.8
2.2
4.5
5.7
2.6
5.3
6.7
3.1
6.1
7.9
3.7
7.1
9.2
4.3
8.4
10.8
5.1
9.6
12.8
5.9
11.2
14.9
7.1
13.0
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Others
Connectivity & network
Hardware

Key Observations

- Telehealth cases have increased 700 percent since 2015.
- 77% of consumers say they'd be more likely to choose a doctor who offers telehealth than to choose one who does not.
- A typical telehealth visit can save the average consumer about $100 (Regence / BlueCross BlueShield [BCBS] research).

Driven by multiple forces, the seismic shift to telehealth and remote patient monitoring is just getting underway

77% of patients would prefer a physician offering telehealth.

Source: Regence (BCBS Research)

Demand for telehealth will soar by 64% in the US in 2020 as the Covid-19 pandemic disrupts the practice of medicine and the delivery of healthcare.

Source: TeleRadiology

More than $250 Billion is projected to shift to telehealth post-Covid-19.

Source: McKinsey

Remote patient monitoring (RPM) impact:

- 25% reduction in bed days of care
- 19% reduction in hospital admissions
- 86% patient satisfaction scores

Source: Veterans Administration (VA)

2

BlueStar has Moved Toward Remote Patient Monitoring (RPM)

From our start, we've been doing SeniorTech in the Home

5000 customers in all 50 states; 5 years of experience; $2M in annual recurring revenue (subscription model).

SAFETY Solutions



BellPal:
Elegant jewelry that doubles as a medical alert device.



Mobile Medical Alert:
Like "OnStar" for a human.


FIRE AVERT

Stove Shut-Off:
Automatically turns off the stove when a fire is starting.



Senior Watch:
Fall detection in a standalone GPS watch.

HEALTH Solutions



Health Management:
With a smart phone, family can manage chronic health conditions.



Prescription Mgmt:
Dispenses the right meds at the right time and notifies family of same.



Family Software:
Helps caregivers manage Mom's health, meds and doctor schedule.



Activity/Location:
Provide family with info about Mom's activity and location. Did she come down for breakfast?

CONNECTION Solutions



Video Chat:
FaceTime for seniors. The adult child does all the tech work.



Vision Phone:
Like closed-captions on TV.



Reminder Services:
Adult children can leave messages and reminders, and get assurance of delivery.



Daily Checkup Calls:
BlueStar operators call daily or weekly to check in. Operator texts results to extended family.

We'll continue SeniorTech, with a New Focus on RPM

Suite of SeniorTech Services → BLUESTAR SENIORTECH

New Focus on Senior RPM → LifeLinx™ X

Projected Year 3 Rev*

Senior Technology for Families

Channel	Projected Year 3 Rev*
Direct to Consumer (web, SEM, phone, e-mail, TV)	$8.6 M
Retail (QVC, Best Buy, Amazon, etc.)	$1.4 M
Channel Partners (AMAC, ALA, MOAA, etc.)	$3.9 M
Total	**$13.9 M**

LifeLinx™ Remote Patient Monitoring

B2B — $21.6 M
-- through clinical partners who provide patients
-- traction 1: Mass contract for $350k/year
-- traction 2: NY/NJ/PA contract for $6 M/year

Direct to Consumer — $34.6 M
-- initial focus: 100 million hypertension patients
-- team in place for national rollout
-- initial regional pilots in progress

Total: $56.2 M

****DISCLAIMER:*** *These projections are forward-looking. While they represent our current judgment on what the future holds, they are subject to risks and uncertainties that could cause actual results to differ materially. Please see our additional disclaimer information on slide 33.*

The Senior Market is Enormous, and Rapidly Growing

BlueStar sells into four subsets of the $345 B geriatric care industry.

BLUESTAR SENIORTECH

US Geriatric Care Industry
$345 Billion / CAGR 7.6%[1]

Elderly Services	Aging-In-Place Technology	Remote Patient Monitoring	Medical Alerts Industry
$58 billion 5% CAGR[2]	$20 billion 25% CAGR[3]	$13 billion 12% CAGR[4]	$2.1 billion 8% CAGR[5]

Market Statistics:

Demand for telehealth will soar by 64% in the US in 2020 as the Covid-19 pandemic disrupts the practice of medicine and the delivery of healthcare. Telehealth will continue to expand by more than $250B post-Covid-19.

Sources: McKinsey and TeleRadiology

Senior Statistics:

-- 50 million, with 100 million children

-- 1 in 3 falls each year

-- 1 in 3 lives alone (women over 75, 1 in 2)

-- 7 in 8 have a chronic condition

-- 2 in 3 have hypertension

Sources for Senior Statistics
1) *GM Insights, 2018*
2) *IBIS World Reports, 2020*
3) *Aging-in-Place Technology Watch, 2019*
4) *Research and Markets, 2018*
5) *Medical Alert Monitoring Association, 2019*

HOW RPM WORKS:

BlueStar teams with doctors to measure health data to improve patient outcomes.

SOURCE PATIENTS → **DOCTOR VISIT** → **SHIP SYSTEM** → **MANAGE SYSTEM** → **MONITOR DATA**

B2B:
Existing Patient Population

or

DTC:
Direct -to-Consumer Promotion

DOCTOR SEES PATIENT via video; PRESCRIBES RPM

BLUESTAR SHIPS RPM KIT; TRAINS PATIENT

BLUESTAR MANAGES EQUIPMENT / SOFTWARE / DATA

BLUESTAR NURSE MONITORS DATA; INTERACTS W/PATIENT & DOCTOR

Payment to BlueStar (Approximate):	$16 One-time	$50 /month	$40 /month

3

Why We'll Succeed in RPM

Why BlueStar Will Succeed in Remote Patient Monitoring

- The market is rapidly moving toward RPM, and it's a land-rush– a rapidly rising tide. There will be a number of winners, because the market is that new and the need that enormous.

- BlueStar will be among those winners, for 4 reasons:
  1) EXPERIENCE. Tech in the home is what we do, and have been doing for five years, with over 10,000 families served. No one in RPM has that body of experience.
  2) TECH-AGNOSTIC. Many players provide services only with their own hardware or software. But with downward price pressure, we are tech-agnostic– we apply the most cost efficient, best suited tech to the task.
  3) MILITARY PRECISION OPERATION. RPM for thousands of patients is about logistics, and process, and quality control. Our military background running huge organizations gives us the capability and credibility needed to be trusted.
  4) CONSUMER FOCUS. Unlike most competitors, we are multi-channel -- we will augment our B2B efforts with DTC– we will generate our own patients with our own Direct-to-Consumer marketing efforts. We will remain focused on the patient-user, not the doctor-provider.

Competitors are less patient-service-focused

Category	Examples		Value Creation	Go-to-Market
Equipment Providers	OMRON	Straight equipment manufacturer offering "connected" devices	Sell equipment & software to physicians, hospitals and (some) consumers	Combination of physician, hospitals and consumers; Equipment-focused, relatively less service-focused. Moving toward "platform" offering
Software Providers	MDLIVE	Telehealth via video on desktop or mobile device (or calls); integrates with EHR; subcontracts to Walgreen's	Sell services to / via physicians to end-user patients	B2B direct-sales model
	TELADOC	Telehealth via video voice; integrates with EHR; supports large self-insured enterprises	Sell services to hospitals, physicians and large self-insured companies	B2B direct-sales model
	CallingDr	Telehealth platform primarily for secure communication; can integrate monitoring devices	Sell equipment & software to physicians, hospitals and consumers	Largely direct-to-physician; relatively long sales cycle in a crowded offering marketspace
Service Providers	100plus	Telehealth service provided to physician for patients	Sells via physician then capture monthly revenue through Medicare copays	Acts as lead-generator to physician's patients; provides equipment; monitoring; 100Plus must sell doctor's and end-users
	dexcom CONTINUOUS GLUCOSE MONITORING	Wearable glucose monitor linked to mobile device	Sells glucose-monitoring system DTC for diabetes management	One of few (but growing number) of direct-to-consumer models

LifeLinx™ focuses on the patient instead of the doctor

With few exceptions, competitors follow existing healthcare channels and go-to-market strategies – LifeLinx™ offers better control, experience and service level to the patient and family:

Dimension	LifeLinx™	The Competition	LifeLinx™ Impact – Differentiation
Sales Channel Focus	**Direct** Direct-to consumer (i.e., direct-to-patient / end user)	**Indirect** Sales to physician or through physician, then to consumer (patient)	Patients seek convenience and a role in managing their own healthcare. Competitors who focus on the doctor side of the doctor-patient relationship run counter to that trend. *"I want to play a part in managing my own healthcare."* (In market research #2 driver of customer need – benefits)
Service Design Focus	**Patient** Patient - customer experience focused	**Physician** Physician focused experience & margin performance	LifeLinx™ builds competitive advantage through a superior customer experience – better alerting, customer service reps, etc. *"With LifeLinx, others will know if I need help."* (In market research top service "like" factor)
Service Delivery Priority	**Patient** Highest service level for end-user; industry benchmark (Veteran-run company)	**Physician** High level of service to physicians	Healthcare is personal in nature which amplifies the trust factor requirement for brands. *"It's the military vets. I would trust them with anything."* (In market research top service "like" factor)

Our LifeLinx™ service can expand in 2-dimensions, including Covid

Opportunity for growth vertically (market penetration) and horizontally (multiple monitoring applications)


Market Penetration / Market Size
Multiple Monitoring Applications

Hypertension – nearly 50% of all US adults - only half w/BP under control

Diabetes (blood glucose monitoring) – >100M in US with diabetes or prediabetes

Cancer – Approximately 38% of US men and women will be diagnosed with cancer at some point in their lifetimes – 50% will need radiotherapy calling for RPM monitoring of vitals

Pulmonary disease (COPD) monitoring – affects 16M plus millions with moderate COPD; 3rd leading cause of death worldwide

Covid – Protecting the vulnerable senior population is critical where 16% of the US population suffered 80% of deaths from Covid – monitoring need: pulmonary and vitals

How BlueStar will succeed in Direct-to-Consumer



Experience with Marketing to Seniors

- Five years of experience in marketing to tens of thousands of seniors
- Having made hundreds of thousands of calls, we know how to talk w/ seniors
- Experience in SEO, SEM, Facebook, PR, Events, E-mail, Direct Mail, TV
- Proven ability to generate customers at acceptable costs of acquisition
- Our 8,000 square foot facility has 40 call-center seats and is ready to support any marketing, fulfillment, and customer service needs

---



BrandStar
PEOPLE • BRANDS • LIFE

the Montel Williams show

Marketing Team

- CMO Doug Foster was head of marketing for the largest senior durable medical equipment company in the country
- Using multi-media and national TV, he led marketing programs to induce customers to choose a free healthcare benefit
- Montel Williams polls very well with seniors, and has signed an LOI to join our marketing effort as National Spokesman
- We plan to partner with BrandStar, which specializes in national TV DTC campaigns focused on customer acquisition in healthcare

4

Focus on Using RPM to treat Hypertension

The Problem

60 million American adults with uncontrolled hypertension –


RPM
Remote Patient
Monitoring
alt

The Solution

BlueStar's patient-centric remote patient monitoring service delivers continuous life-saving patient data to physicians and loved ones to control hypertension. Improves the "control" rate from 50% to 90+%.

100 million Americans suffer from hypertension, including 2/3 of seniors. Less than 50% have it under control.

Side-effects are dangerous or lethal: heart attack, stroke, accelerated onset of Alzheimer's and others.

Figure 1: Males with Hypertension

Percentage of persons 20 years of age or older; Source: HHS and CDC



Key age groups
7.7
76.2
21.6
66.2
35.8
55.4
52.2
45.3
61.1
43.1
67.4
50.3
20-34
35-44
45-54
55-64
65-74
75+
Age Group

Chart is read as "67.4% of males age 75 years + have hypertension and among that group 50.3% have uncontrolled hypertension."

Figure 2: Females with Hypertension

Percentage of persons 20 years of age or older; Source: HHS and CDC



Key age groups
3.5
0.0
17.7
34.5
27.6
45.2
51.2
35.8
67.4
46.3
78.7
62.0
20-34
35-44
45-54
55-64
65-74
75+
Age Group

Hypertension Uncontrolled high blood pressure

The hypertension target market is sizable and achievable

Total Addressable Market
(TAM)

U.S.-only, males 45+ years of age plus females 55+ years of age with hypertension

Serviceable Available Market
(SAM)

Number in TAM with uncontrolled hypertension

Serviceable Obtainable Market
(SOM)

Number in SAM that BlueStar is targeting (5% market penetration rate)

5% = 1.6M patients = $2 B / Year



66.2 million
31.6 million
1.6M

Based on market research, we believe that a significant portion of the SAM is ready to buy, once they understand the opportunity. 3 years ago, based on different technology and different regulations, this opportunity did not exist for the average hypertension patient.

The BlueStar Value Proposition: from 50% to 90%

Typically, 50% of those with hypertension have it under control. Using a system like LifeLinx, 90% get it under control.

BlueStar will use direct-to-consumer marketing to find seniors who need help managing their hypertension. We'll use patient-centric RPM technology to connect them with family and clinical care to get their hypertension under control.


Connecting patients, doctors, and families

> *RPM is especially effective for hypertension control. In clinical testing, 91% of the (structured automatic monitoring) population achieved control compared with 50% among self-monitoring patients. **

. Source: American Medical Association / Brigham and Women's Hospital (BWH) Pilot Study*

Our LifeLinx™ Hypertension program facilitates significant reimbursements from Medicare and Medicaid.

Lead Generation → **Qualification** → **Activation** → **Monitoring** → **Billing**

Lead Generation

BlueStar / LifeLinx™

- Generates lead (call)
- Qualifies opportunity for review with clinical partner

Qualification

Clinical Partner**

- Provides medical evaluation of the patient and, if qualified,
- Orders monitoring from BlueStar

Activation

BlueStar / LifeLinx™

- Ships kit
- Educates patient
- Connects with family members and/or caregivers
- Communicates critical blood pressure data to family and to clinical partner

Monitoring

BlueStar / LifeLinx™

- Monitors patient continuously
  - Out-of-spec alerts to clinicians - physicians
  - Family caregiver alerts
- Interacts monthly with the patient and her family
- Shares data with clinical partner

Billing

Clinical Partner**

- Invoices CMS for the initial physician interaction and for the RPM services
- Becomes physician-of-record
- Pays 80% of CMS RPM fees (i.e., revenue) to BlueStar

Notes:
1) We are currently partnering with Upward Health of New England. www.upwardhealth.com
2) We can partner with others simultaneously, if we choose.
3) Our operations team coordinates with theirs to seamlessly perform the five steps shown above.
4) Our systems interact with theirs through API connections.

Average BlueStar monthly revenue per patient: approx. $85

5

Team

The BlueStar Team



Rob Wray (CEO)

- Retired 2-Star US Navy Admiral / Vice Commander Navy Forces Europe/Africa/US Sixth Fleet
- Nuclear Engineer, author, patent-holder
- Successful Entrepreneur with multiple startups
- Ran $3B P&L Enterprise with 10,000 people



Glenn Klein (CFO)

- Previously CFO and Accounting Manager at companies with annualized revenue between $25M and $200M



Gordon Russell (COO)

- US Navy Retired Admiral
- Has run large, complex organizations of more than 7,000 personnel



Preston Weir (CTO)

- Boston University graduate
- Fluent in a dozen IT systems and programming languages
- Acts as CIO for e-comm businesses



Doug Foster (CMO)

- US Navy Veteran - US Naval Academy
- Senior Vice President – Walter Thompson Advertising NYC
- CMO 7-Eleven
- CMO largest durable medical equipment company in US: Alliance Health / The Scooter Store



David Coakley (SVP – Sales)

- Built and sold two startups to publicly-traded companies
- Founded COMSTOR, now a $14B (rev) company
- CEO of GovCon, acquired by VerticalNet
- 25 years of sales and marketing

BlueStar's Board of Directors | Advisors



Jeff Dunham

- CEO of Dunham Trust
- President of Dunham Funds
- $2.6B in Assets Under Mgt (AUM)
- ~10,000 clients



Mark Sandler

- 30-year career in banking
- Partner in SPP Advisors, providing M&A advice in the security and medical alert industry



Dave Rich

- Senior Partner at Accenture
- CEO of Revolution Analytics, acquired by Microsoft
- CEO, Demand Bridge (marketing ERP)
- CEO, InContext Solutions (VR)

14 Generals | Admirals on the Advisory Board

Health Advisory Board

Representing Army, Navy, Air Force, Marines, Coast Guard – led by former Undersecretary of Defense. Includes medical professionals.



Chip Utterback LT GEN, USAF



Dr. Bryan Gamble BG, USA



Dr. Chuck Harr RDML, USN



Keith Thurgood MG, USA



Cindy Dullea, RN RDML, USN



Dr. Don Bradshaw BG, USA

Veteran Advisory Board



The Honorable Tom Hall



Dave Huntoon LTG, USA



Doug Crowder VADM, USN



Ted Bowlds LT GEN, USAF



Mel Spiese MG, USMC



Duncan Smith RADM, USCG



Dr. George Alexander MG, ARNG



Gary Profit BG, USA

Senior Veterans Foundation | Accolades

Blue Star Senior Veterans Foundation, Inc. is a 501(c)(3) public charity, established by BlueStar SeniorTech, delivering free senior technologies to deserving elderly veterans and their spouses or widows.
www.bluestarseniorveterans.org

- Named the #1 fastest growing medical alert company in America by the Medical Alert Monitoring Association
- Awarded the SBA Small Business of the Year for Maryland in 2018
- Formally recognized by the Governor of Maryland in an in-person award event
- Earned a A+ rating from the Better Business Bureau, and 500+ positive reviews on the web
- Certified by the Veterans Administration as a Service-Disabled Veteran-Owned Small Business
- Featured on Fox News nationally, as well as numerous regional television markets
- Named as the official Senior Technology partner of the Association of Mature American Citizens (1.5 M members) and the American Legion Auxiliary (675,000 members).

6

Financial

Unit Economics

SeniorTech Services

–SeniorTech Services include BlueStar's current monthly-recurring revenues for our legacy services, not including RPM.

–These include the dozen+ services listed on BlueStar's website, and include a wide variety of senior products including medical alerts, prescription management systems, video chat, fire prevention, care calls, and emergency watches

–Each service includes hardware, software, communications medium, and backoffice labor support.

–BlueStar sells through three primary efforts:

- Direct to Consumer (web, phone, e-mail)
- Retail (QVC, Amazon, Best Buy)
- Channel Partners (Home Care, AMAC, American Legion, etc)

–Average economics

- Cost of customer creation: $300 (varies widely based on service)
- Monthly revenue per customer: $35
- Average lifetime value: $1200, with a margin of approx. 50%

DISCLAIMER: *These projections are forward-looking. While they represent our current judgment on what the future holds, they are subject to risks and uncertainties that could cause actual results to differ materially. Please see our additional disclaimer information on slide 33.*

LifeLinx RPM Services

–Service includes patient acquisition, onboarding, remote patient monitoring (RPM) hardware and software, and monitoring of patient data from the RPM system.

–Typical up-front investment in equipment: $200

–The Center for Medicare and Medicaid Services (CMS) reimburses the following:

- $19 one time for setup and onboarding
- $62 monthly for operating the RPM system, and
- $51 monthly for monitoring the data and interacting with the patient.

–The clinician is reimbursed for services, and pays BlueStar a fixed fee per service which totals approximately $85 per patient per month.

–LifeLinx comes in two variants which differ only in the way the patient is created:

- In LifeLinxBP, or Lifelinx Hypertension, BlueStar advertises to identify prospective patients, and then performs and intake process to introduce them to a clinical provider of BlueStar's choice.
- In regular LifeLinx, BlueStar partners with a clinical provider who has an existing patient population, typically through a contract with a state Medicare provider. BlueStar assists in patient intake as necessary.

Financials

Notes:

1) *All financial figures in $000.*
2) *Years 1, 2, and 3 refer to the first three years after equity funding.*
3) *LifeLinx B2B (in hand) reflects two existing jobs from our existing clinical partner, one for $350k/year in Massachusetts, and one which should grow to $6M/year in NY/NJ/PA.*

Customer Base at Year End:

	Year-1	Year-2	Year-3
SeniorTech Services	11,088	24,574	40,903
LifeLinx: Hypertension	2,409	17,464	42,747
LifeLinx: Other	2,872	14,151	23,905
Total	16,370	56,188	107,555

***DISCLAIMER:** These projections are forward-looking. While they represent our current judgment on what the future holds, they are subject to risks and uncertainties that could cause actual results to differ materially. Please see our additional disclaimer information on slide 33.*

	2020 (projected)	Year-1	Year-2	Year-3
REVENUES				
SeniorTech Services	1,920	2,863	7,521	13,905
LifeLinx: Hypertension	20	749	9,939	34,596
Lifelinx B2B (in hand)	40	4,500	6,350	6,350
LifeLinx B2B (project)	-	-	4,461	15,257
Total Revenues	**1,980**	**8,112**	**28,271**	**70,109**
COST OF GOODS SOLD	524	2,352	7,520	18,348
GROSS PROFIT	**1,456**	**5,760**	**20,751**	**51,761**
EXPENSES				
SeniorTech Services	385	860	1,956	3,114
LifeLinx Hypertension	65	627	4,104	9,147
LifeLinx B2B	45	738	3,546	4,773
General Marketing	105	160	288	444
G&A	198	213	226	240
Management Staff	219	674	934	1,076
Support Staff	313	492	1,298	2,081
Total Expenses	**1,330**	**3,765**	**12,352**	**20,876**
EBITDA	**126**	**1,995**	**8,399**	**30,885**
	6%	25%	30%	44%



BlueStar SeniorTech seeks up to $5 million in growth capital.

Preferred Equity, with an expected closing in Mar-Apr 2021.

Funds will be used to grow to 50,000 telehealth patients.

-- additional staff
-- IT infrastructure expansion
-- inventory
-- marketing and sales to acquire customers
-- details available in a data room

DISCLAIMER: *These projections are forward-looking. While they represent our current judgment on what the future holds, they are subject to risks and uncertainties that could cause actual results to differ materially. Please see our additional disclaimer information on slide 33.*



Safe Harbor Statement under the U.S. Private Securities Litigations Reform Act of 1995

Statements made in this presentation that relate to future plans, events or performances are forward-looking statements. Any statement containing words such as “predicts”, “believes”, “anticipates”, “plans”, “forecasts”, “expects”, or similar, is forward looking, and these statements involve risks and uncertainties and are based on current expectations. Although Blue Star Service Solutions Inc. (dba BlueStar SeniorTech [“BlueStar”]) believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurances that such expectations in such forward-looking statements will prove to be correct. BlueStar and its employees and representatives are in no way financial advisors or offering investment advice.

Representations

All financial data represented in United States Dollars.

Additional Information

A complete Data Room of additional information is available to interested parties.

BlueStar featured in Times Square on Veterans Day.


PR Newswire
A UBM plc company
MultiVu
Happy Veterans Day!
www.prnewswire.com
BLUESTAR
SENIORTECH
PR Newswire
MultiVu
PR Newswire
MultiVu
7 Av
THOMSON REUTERS
europa café
at&t
CDS

7654 Standish Place, Rockville MD 20855
Bluestarseniortech.com LifeLinx.health

For more information, please see
our Team & Testimonials powerpoint,
provided on the WeFunder Site